Michael J. Willisch +34 91 768 9610 michael.willisch@davispolk.com davispolk.com	Davis Polk & Wardwell LLP Paseo de la Castellana, 41 28046 Madrid

February 26, 2025
Re:	Banco Bilbao Vizcaya Argentaria, S.A. Amendment No. 3 to Registration Statement on Form F-4 Filed February 26, 2025 File No. 333-281111

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Mr. Shane Callaghan
Mr. Todd Schiffman
Mr. Christian Windsor

Ladies and Gentlemen:

On behalf of Banco Bilbao Vizcaya Argentaria, S.A., a bank organized under the laws of the Kingdom of Spain (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (the “Registration Statement”) contained in the Staff’s letter dated November 5, 2024 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has further amended the Registration Statement (“Amendment No. 3”) and is filing it together with this response letter. Amendment No. 3 also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 3. The Company is also sending, under separate cover, a marked copy of Amendment No. 3 showing changes to the Registration Statement. Capitalized terms used but not defined within this letter have the meanings ascribed to them in Amendment No. 3.

Amendment No. 2 to the Form F-4 filed October 15, 2024

Questions and Answers About the Proposed Exchange Offer, page 2

1.

We note the subsection on ECB non-opposition to the exchange offer on page 7. Please add a comparable subsection discussing the Spanish antitrust authorities and their examination of the economic concentration resulting from the exchange offer, including the potential consequences to Banco Sabadell shareholders (both those who tender and those who do not) if BBVA closes the exchange offer without receiving approval from the Spanish antitrust authorities. Make conforming changes throughout, including to the subsection on how the exchange offer will affect the rights of Banco Sabadell shareholders on page 10.

Response: In response to the Staff’s comment, the Company has expanded the disclosure to address (i) the current status of the Spanish antitrust authorities review and (ii) the effectiveness (or lack thereof) of such decision once issued. See pages 8, 27 through 28 and 101 through 103 of Amendment No. 3.

The Company supplementally advises the Staff that the former President of the CNMV publicly announced on December 5, 2024, and the current President of the CNMV reiterated on February 26, 2025, that the CNMV will not approve the Spanish prospectus and, therefore, the acceptance period will not commence, until the Spanish antitrust authorities and, if applicable, the Council of Ministers, issue a decision with respect to the economic concentration resulting from completion of the exchange offer. As a result, the Company has not included disclosure in Amendment No. 3 addressing the potential consequences to Banco Sabadell shareholders (both those who tender and those who do not) if the Company completes the exchange offer without receiving approval from the Spanish antitrust authorities.

Antitrust Authorizations, page 25

2.

In the penultimate paragraph on page 26, we note that, “If BBVA decides to proceed with completion of the exchange offer without having received the Spanish antitrust authorities’ decision with respect to the economic concentration resulting from the exchange offer, BBVA would not be able to exercise the political rights attached to the shares of Banco Sabadell owned by BBVA until the Spanish antitrust authorities issue a decision. Once a decision is issued, BBVA will have to abide by such decision.” To the extent that you determine to move forward with this offer before receiving approval or non-objection from the antitrust authorities, revise your disclosure to prominently discuss the impact of that choice. For instance, the disclosure should discuss any possible effects on the share prices of BBVA or Banco Sabadell in the event a sale of Banco Sabadell shares is required in the event that the tender offer or merger ultimately is not authorized.

Response: The Company respectfully advises the Staff that, as noted in the Company’s response to comment 1 above, the former President of the CNMV publicly announced on December 5, 2024, and the current President of the CNMV reiterated on February 26, 2025, that the CNMV will not approve the Spanish prospectus and, therefore, the acceptance period will not commence, until the Spanish antitrust authorities and, if applicable, the Council of Ministers, issue a decision with respect to the economic concentration resulting from completion of the exchange offer. Consequently, the Company no longer contemplates a scenario where it completes the exchange offer without having received approval from the Spanish antitrust authorities. As a result, the disclosure referenced by the Staff is not included in Amendment No. 3 and related revisions have been made throughout Amendment No. 3.

Risk Factors

Completion of the exchange offer is not conditioned on the obtainment of certain antitrust and regulatory approvals, page 34

3.

We note your revised disclosure on page 109 that BBVA may be required to sell all or part of its stake in Banco Sabadell following completion of the exchange offer, if BBVA decides to waive condition (iii), depending on the decision of the Spanish antitrust authorities. Please revise this section to address the risks of participating in the exchange offer if BBVA waives condition (iii) and following completion of the exchange offer, Spanish antitrust authorities decide to not authorize the economic concentration resulting from the exchange offer or condition their approval. Please also describe as a separate risk factor, in appropriate detail, the process for BBVA to sell all or part of its stake in Banco Sabadell if required by the Spanish antitrust authorities, such as nature and timing of the transactions and the potential impact on the value that BBVA may be able to obtain for the Banco Sabadell shares compared to the implied value of the shares acquired in the tender offer.

Response: The Company respectfully advises the Staff that, as noted in the Company’s response to comment 1 above, the former President of the CNMV publicly announced on December 5, 2024, and the current President of the CNMV reiterated on February 26, 2025, that the CNMV will not approve the Spanish prospectus and, therefore, the acceptance period will not commence, until the Spanish antitrust authorities and, if applicable, the Council of Ministers, issue a decision with respect to the economic concentration resulting from completion of the exchange offer. Consequently, the Company no longer contemplates a scenario where it completes the exchange offer without having received approval from the Spanish antitrust authorities. As a result, the disclosure referenced by the Staff is not included in Amendment No. 3 and related revisions have been made throughout Amendment No. 3. The Company supplementally advises the Staff, that the Company has expanded its disclosure to explain the potential impact of a Spanish antitrust approval subject to conditions on the business or assets of the Company and Banco Sabadell as well as the expected synergies from the exchange offer. See pages 36 through 37 and 43 of Amendment No. 3.

The exchange of Banco Sabadell shares for BBVA shares pursuant to the exchange offer may be taxable, page 45

4.

Revise this section to clarify the likely tax treatment for shareholders, particularly since you can close the transaction while acquiring as little as 50.1% of Banco Sabadell’s shares. Make conforming changes to the discussion on page 120. Alternatively, if you believe that tax free treatment is likely for Banco Sabadell shareholders who acquire shares in the tender offer and do not meet any of the special rules included in the bullet-pointed list on page 120, revise your disclosure as appropriate.

Response: The Company respectfully advises the Staff that the Company cannot determine prior to completion of the exchange offer whether the exchange offer will be a taxable transaction to U.S. holders as the U.S. federal income treatment of the exchange offer will depend on whether the exchange offer is followed by a merger and, if such merger is consummated, on whether the exchange offer is treated as part of a reorganization that includes such merger, the structure of such merger and other facts relating thereto, all of which are facts that are currently unknown. Because these facts will not be known until after completion of the exchange offer, the Company cannot determine prior to completion of the exchange offer whether the exchange offer is likely to be a taxable transaction to U.S. holders. In response to the Staff’s comment, the Company has revised the disclosure on pages 47 through 48 and 115 through 121 of Amendment No. 3 to explain in more detail why the U.S. federal income tax treatment of the exchange offer is uncertain.

Conditions to Completion of the Exchange Offer, page 107

5.

We reissue in part prior comment 8 in our letter dated August 21, 2024. Based on your response on September 20, 2024, please further revise to specify the timing of the satisfaction or waiver of all offer conditions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 26, 36 and 100 of Amendment No. 3 to specify that all conditions to completion of the exchange offer must be satisfied or waived as of the end of the acceptance period.

6.

We reissue in part prior comment 9 in our letter dated August 21, 2024. We note your revised disclosure on page 107 that if the Spanish antitrust authorities approve the economic concentration resulting from the exchange offer subject to the fulfillment of any conditions “BBVA will evaluate the expected consequences of such condition to determine whether to waive the [offer] condition and continue with completion of or withdraw the exchange offer.” We also note similar disclosure on pages 7, 25-26, 34, and 108-109. If an event occurs that implicates an offer condition, an offeror must promptly inform security holders whether it will waive the condition and continue with the offer, or terminate the offer based on that condition. Reserving the right to waive condition (iii) until after BBVA evaluates the consequences of any conditions imposed by the Spanish antitrust authorities may be inconsistent with your obligation in this regard. Please confirm in your response letter that you will promptly notify security holders if a condition is triggered while the exchange offer is pending.

Response: In response to the Staff’s comment, the Company confirms that upon receipt of a conditional antitrust authorization, the Company’s management would evaluate the expected consequences of such conditions with due care and prudence, in light of management’s fiduciary duties to the Company’s shareholders, and would promptly communicate any waiver of the offer condition (i.e., the Company’s decision not to exercise its right to withdraw the exchange offer in the face of such conditional authorization) to security holders.

7.

We reissue in part prior comment 12 in our letter dated August 21, 2024. We note that the revised disclosure on page 129 indicates that BBVA “is not aware of any Spanish precedent transaction where the authorization of a merger following the acquisition of control of a credit institution, as contemplated by this offer to exchange/prospectus has not been granted by the Spanish Economy, Trade and Business Minister.” Please revise to provide more detail about the precedent transactions considered by BBVA, such as the number of such transactions and whether such transactions involved a hostile tender offer.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 31 and 125 of Amendment No. 3. In Amendment No. 3, the Company makes reference to the most recent precedent merger transactions that have received the approval of the Spanish Economy, Trade and Business Minister, which are the merger of CaixaBank and Bankia and the merger of Unicaja Banco and Liberbank. The Company supplementally advises the Staff that it also considered the merger transactions set forth below, each of which was approved by the Spanish Economy, Trade and Business Minister:

•	Merger of Banco Popular Español, S.A. into Banco Santander, S.A. (2018)

•	Merger of Banco de Caja España de Inversiones, Salamanca y Soria, S.A. into Unicaja Banco, S.A. (2018)

•	Merger of Banco de Castilla-La Mancha S.A. into Liberbank, S.A. (2018)

•	Merger of Banco Mare Nostrum, S.A. into Bankia, S.A. (2018)

•	Merger of Banco de Caja España de Inversiones, Salamanca y Soria, S.A. into Unicaja Banco, S.A. (2018)

•	Merger of Catalunya Banc, S.A. into Banco Bilbao Vizcaya Argentaria, S.A. (2016)

•	Merger of Banco Gallego, S.A. into Banco de Sabadell, S.A. (2012)

•	Merger of Unnim Banc, S.A. into Banco Bilbao Vizcaya Argentaria, S.A. (2013)

•	Merger of Banco de Valencia, S.A. into Caixabank, S.A. (2013)

•	Merger of Banca Cívica, S.A. into Caixabank, S.A. (2012)

•	Merger of Banco Pastor, S.A. into Banco Popular Español, S.A. (2012)

•	Merger of Banco CAM, S.A. into Banco de Sabadell, S.A. (2012)

•	Merger of Banco Guipuzcoano, S.A. into Banco de Sabadell, S.A. (2012)

As indicated in Amendment No. 3, the Company is not aware of any Spanish precedent transaction where the approval of a merger following the acquisition of control of a credit institution has not been granted by the Spanish Economy, Trade and Business Minister.

Squeeze-out and Merger, page 127

8.

We reissue in part prior comment 14 in our letter dated August 21, 2024. We note your revised disclosure regarding the planned second-step merger starting on page 127. While the revised disclosure clarifies that BBVA is not obligated to consummate a second-step merger, please revise to further specify the “market conditions or other circumstances” that would result in BBVA not pursing such a merger.

Response: The Company respectfully advises the Staff that it is unable to specify the market conditions or other circumstances that would result in the Company not pursuing a merger after completion of the exchange offer as the specific market conditions or other circumstances that could result in not pursing the merger are unknown at this time. As a result, the Company has not made related revisions in Amendment No. 3.

9.

See our last comment above. Please further expand the description of the second-step merger to specify BBVA’s expectations regarding the period of time between completion of the exchange offer and consummation of the second-step merger, along with any risks related to this “waiting period.” Provide the same disclosure regarding timing on pages 8-9 in the ‘Questions and Answers About the Proposed Exchange Offer’ section where you discuss a second-step merger after the exchange offer.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 127 and 129 of Amendment No. 3.

10.

See our last comment above. Discuss how Spanish antitrust approval factors into the timing of the second-step merger (if at all). For example, it is our understanding that until Spanish antitrust approval is received and the conditions put in place for such approval (if any) are satisfied by BBVA, BBVA will not have voting rights for the Banco Sabadell shares acquired in the exchange offer, and therefore, would presumably not be able to elect the majority of Banco Sabadell’s board of directors. Please describe how this may impact the timing of any second-step merger.

Response: The Company respectfully advises the Staff that, as noted in the Company’s response to comment 1 above, the former President of the CNMV publicly announced on December 5, 2024, and the current President of the CNMV reiterated on February 26, 2025, that the CNMV will not approve the Spanish prospectus and, therefore, the acceptance period will not commence, until the Spanish antitrust authorities and, if applicable, the Council of Ministers, issue a decision with respect to the economic concentration resulting from completion of the exchange offer. Consequently, the Company no longer contemplates a scenario where it completes the exchange offer without having received approval from the Spanish antitrust authorities. As a result, the disclosure referenced by the Staff is not included in Amendment No. 3 and related revisions have been made throughout Amendment No. 3.

General

11.

We reissue in part prior comment 18 in our letter dated August 21, 2024. Based on the new disclosure under ‘Failure to Consummate Intended Merger’ starting on page 133, it appears that BBVA intends to continue to operate Banco Sabadell as a separate legal entity after the exchange offer if the second-step merger is not consummated. Please revise to explain the impact of BBVA’s majority ownership in this scenario to non-tendering Banco Sabadell shareholders under Spanish law.

Response: In response to the Staff’s comment, the Company has revised the disclosure to add a new risk factor addressing risks to non-tendering shareholders if the exchange offer is completed and the intended merger is not consummated on page 45 of Amendment No. 3, and a cross-reference to this risk factor has been included to the disclosure on page 130 of Amendment No. 3.

12.

We understand from press reports last week that the Spanish antitrust authorities may announce within the next two weeks whether they will open a ‘Phase 2’ investigation of the exchange offer. Please describe your plans for the exchange offer if they decide to do so, including with respect to the timing of the exchange offer and the 70-day maximum acceptance period under Spanish law.

Response: The Company respectfully advises the Staff that on November 12, 2024, the Spanish antitrust authorities issued a decision to commence Phase II for an in-depth analysis of the impact on competition of the economic concentration resulting from completion of the exchange offer, and such review is currently ongoing. As a result, the relevant disclosure has been updated and related revisions have been made throughout Amendment No. 3. However, the Company supplementally advises the Staff that, as noted in the Company’s response to comment 1 above, the former President of the CNMV publicly announced on December 5, 2024, and the current President of the CNMV reiterated on February 26, 2025, that the CNMV will not approve the Spanish prospectus and, therefore, the acceptance period will not commence, until the Spanish antitrust authorities and, if applicable, the Council of Ministers, issue a decision with respect to the economic concentration resulting from completion of the exchange offer. Consequently, the Company no longer contemplates a scenario where it completes the exchange offer without having received approval from the Spanish antitrust authorities. Consequently, the disclosure referenced by the Staff is not included in Amendment No. 3.

13.

Note that we are continuing to consider BBVA’s request for exemptive relief, and that the outcome of our review and processing of that request may impact the disclosure in the offer to exchange/prospectus. Please confirm your understanding in your response letter.

Response: In response to the Staff’s comment, the Company confirms that it understands that the decision with respect to the Company’s request for exemptive relief may impact the disclosure to be included in the offer to exchange/prospectus.

Please do not hesitate to contact me at +34 91 768 9610 or michael.willisch@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael J. Willisch

Michael J. Willisch

CC without enclosure:	Mr. Javier Álvarez-Cienfuegos
(Banco Bilbao Vizcaya Argentaria, S.A.)